Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, September 8, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the market in general that on this date the offering of bonds by its wholly-owned subsidiary Suzano Austria GmbH (“Suzano Austria”) was priced, with the issuance of debt instruments on the international market in the principal amount of 500 million US Dollars (US$500,000,000) with yield of 2.70% per annum and coupon of 2.50% per annum, to be paid semi-annually, on the 15th of March and September of each year, starting as of March 15, 2022, and maturing on September 15, 2028 (“Notes”). The settlement of the abovementioned operation is expected to be on September 13th, 2021.

The Notes have environmental performance indicators (KPIs) associated with (i) a goal of reducing industrial water withdrawal intensity the Company by the end of 2026; and (ii) a goal of increasing the representative of women in leadership positions in the Company by the end of 2025, evidencing Suzano’s commitment to a more efficient usage of natural resources in its operations and diversity&inclusion and in convergence to the implementation of its Long Term Goal published in 2020. Thus, the new debt securities are characterized as sustainability-linked bonds, according to the principles promulgated by the Capital Markets Association. Additional information on the sustainability scope associated to the new bonds can be found in the document Sustainability-Linked Securities Framework available in the Company’s Investor Relations website. It is worth to mention that Suzano, voluntarily, has obtained an independent evaluation by ISS-ESG (Second Party Opinion) for the environmental performance indicators (KPIs) above mentioned.

The Notes are senior obligations and are fully guaranteed by the Company. The proceeds obtained will be used for general corporate purposes and debt refinancing.

Suzano and Suzano Austria filed a registration statement (including prospectus) with the U.S. Securities and Exchange Commission (SEC) on this offering. Before investing, the Company advises that the preliminary supplemental prospectus, Form 6-K and other documents that Suzano and Suzano Austria have filed with the SEC for complete information on the offering companies and the offering be read. Such documents can be obtained free of charge by accessing EDGAR on the SEC’s website, www.sec.gov.

The Notes were not and will not be registered at the Securities and Exchange Commission of Brazil (“CVM”). The Notes may not be offered or sold in Brazil, except under circumstances that do not constitute a public offering or an unauthorized distribution under Brazilian law and regulations.

This notice is for informational purposes and is not an offer to sell Notes, nor is it a solicitation of an offer to purchase Notes, and there should be no sale of these Notes in any state or jurisdiction in which this offer is prohibited, in accordance with the securities laws of the respective state or jurisdiction in which the performance or approval thereof would not be in compliance with securities laws, “blue sky” legislation or other laws of that country.

The operations mentioned in this document are inserted in the Company’s liability management strategy. Lastly, Suzano reiterates its commitment with transparency with its investors.

São Paulo, September 8, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer